Asia Equity Exchange Group, Inc.

Room 2101, 21/F Sino Plaza, 255-257 Gloucester Rd.,

Causeway Bay, Hong Kong

Jamie Kessel, Staff Accountant

United States Securities and Exchange Commission,

Washington, DC 20549

June 30, 2016

Re:	Asia Equity Exchange Group, Inc.
Amendment No. 1 to Form 8-K
Filed June 6, 2016
File No. 333-192272

Dear Ms. Kessel,

We have amended the Form 8-K/A and have included the changes in this response letter as follows:

1. Please include each of the three representations included at the end of our letter dated May 11, 2016 (“Tandy Representations”) in your next response letter or by separate letter. Please also note that these representations must be made by the company.

Please note: the requested Tandy Representations have been included at the end of this letter.

Response to Comment 1

We have included the following disclosure in the above noted section:

Current Business, page 7

2. We note your response to our comment 4 and reissue the comment in part. Please clarify whether your current “listing” and “public company” services relate to markets and regulatory structures in China or whether they relate to the markets and regulatory structures in other countries. Your discussion under “Government Regulations” suggests that your services relate to markets outside of China. Discuss the relevant markets and regulations. For example, it appears your services may be designed to assist Chinese companies to become SEC reporting companies or to begin trading on U.S. markets.

Response to Comment 2

We have included the following disclosure in the above noted section:

Our listing services refers to companies wanting to join our equity investment and financing information dissemination platform. Medium and small-sized enterprises in Asia can apply to list with us, but our current focus is on helping companies in China, which seek financing and increased public awareness of what they offer. Our services for companies that list with us relate primarily to markets and regulatory structures in China, but we plan to offer our services in other Asian countries where we can assist with a company’s public and investor awareness and investor relationship needs and with their financing needs. Where we can, we will assist companies by finding appropriate legal representation as well as accounting services. We do not work with companies planning to become SEC reporting companies or that want to begin trading on U.S. markets. We feel there are numerous US-based law firms and American consulting services that are better equipped to deal with those services.

PLEASE SEE PAGE 8 of the Amended 8-K

Government Regulations, page 13

3. We note that in response to our comment 5, you have revised your disclosure at pages 14 and 21 to clarify that Chinese law does not apply to your company’s Samoan operations. We further note that in the first risk factor on page 20, you state that the company only conducts business in China. Please revise your document to clarify what specific operations, if any, the company conducts in China. In connection with such revisions, please revise your document to indicate what Chinese regulations may be applicable to any of the company’s Chinese operations and how you comply with these regulations. As one example, specifically discuss the operations conducted by Yinfu Guotai Investment Consultant (Shenzhen) Co., Ltd. and the business or regulatory reasons for having this Chinese wholly foreign-owned entity.

Response to Comment 3

We have included the following disclosure in the above noted section:

Our platform is designed to provide equity investment and financing information for medium and small-sized enterprises in Asia. Upon becoming member clients, we assist these enterprises to distribute information about themselves, their project status, financial status and equity structure information and use our platform to attract individual investors and investment institutions worldwide. Our business goal is to develop business partners not only in China but throughout Asia. However, at present we have only12 business partners all of which are located in China. These partners include legal consulting and accounting firms which are also responsible for seeking out and identifying suitable business enterprise clients, and to help these potential clients to understand what we offer and to assist these clients to register as members of our platform. As we move forward we will seek business partners and clients throughout Asia.

With reference to Yinfu Guotai Investment Consultant (Shenzhen) Co., Ltd: Yinfu Guotai provides training courses for our business partners to help them to understand our platform and provides management and business consultancy for our Chinese business clients. Such services are within the scope of Yinfu Guotai’s business license and is permitted by Chinese laws. We established Yinfu Guotai due to our expectation that most of the business will originate in China, and, as such, we are required to have a Chinese entity to conduct business in China.

The business scope of Yinfu Guotai registered and recorded with the Chinese government during incorporation of Yinfu Guotai included: engaging in investment consulting, enterprise management consulting, economic information consulting, corporate image planning and the research and development, import and export service of electronic products, computer software and hardware products. Its services are within the scope of its corporate registration and business license, and are in accordance with the rules of Company Law of the People’s Republic of China and Law of the People’s Republic of Foreign-Capital Enterprises. In addition, the services Yinfu Guotai provides are within the scope of China’s Encouraged Business Service Industry according to the Guide Catalogue of Foreign Investment Industries, promulgated by the Ministry of Commerce of China. Therefore according to Administrative Permission Law of the People’s Republic of China and the Guide Catalogue of Foreign Investment Industries, the services Yinfu Guotai provides fully comply with China’s laws and regulations and are encouraged by the Chinese government.

PLEASE SEE PAGE 15 of the Amended 8-K

Risk Factors, page 17

4. We note that your principal executive office is located in Hong Kong. Please disclose where the majority of your assets are located. Also disclose where your officers and directors reside and whether they are foreign nationals. Provide a new risk factor that discloses these facts and discusses the risks specific to effecting service of process, enforcing judgments and bringing original actions in Hong Kong and any other applicable foreign jurisdiction.

Response to Comment 4

We have included the following Risk Factor in the above noted section:

Due to the fact that the Company’s assets and its management are located in China and Samoa, service of process, enforcing judgments and bringing actions in Hong Kong and any other foreign jurisdictions, will be difficult.

Our primary asset is the equity investment and financing information platform, which is owned by AEEGCL, and AEEGCL is registered in Samoa. The company has two directors and officers: Mr. Liu Jun is the president, CFO and a director, Mr. Peng Tao is the Chief Technical Officer and a director. Both are Chinese citizens and both Liu Jun and Peng Tao reside in Shenzhen, China. Our executive office is located in Hong Kong.

Due to the fact that the Company’s assets and its management are located in China and Samoa, service of process, enforcing judgments and bringing actions in Hong Kong and any other foreign jurisdictions will be difficult, especially for non-residents of those jurisdictions. However, bringing actions and service of process against the Company itself is less of a problem as the Company is a Nevada corporation with its resident agent located in Silver Springs, Nevada, USA. Enforcement of U.S judgments may be more difficult against the Company, since its assets are located outside the United States, and the laws of foreign jurisdictions may discourage the collection of such judgments.

PLEASE SEE PAGE 23 of the Amended 8-K

Results of Operations, page 29

5. We note that you have received $242,512 in revenues from inception to date from your consultancy services. We further note that you only conduct business in China. Please discuss in what currency you have received your revenues to date and in what currency you expect to receive revenues in the future. Discuss, as applicable, Chinese foreign currency regulations and the extent to which your cash and revenues would be available to the registrant and its shareholders. When discussing the availability of cash and revenues, please discuss any other applicable Chinese regulations, such as the requirement of your Chinese wholly foreign-owned entity to maintain a reserve fund.

Response to Comment 5

We have included the following disclosure in the above noted section:

Currently we received our revenue in US Dollars, RMB and HK Dollars. In the future, if our business expands to other countries in Asia, we may prefer to conduct business in US Dollars due to its stability and ease of use. Currently, the currency settlement for our business is located in Hong Kong; therefore Chinese foreign currency regulations are not applicable to us, and as an international financial center, Hong Kong has no limitation on foreign currency, and is trading is freely convertible among currencies. Our shareholders can accept settlement in US Dollars. The Chinese government has no special fund reservation requirement for foreign-owned entities.

PLEASE SEE PAGE 33 of the Amended 8-K

Certain Relationships and Related Transactions, page 44

6. Please disclose the material terms of the advances that Mr. Liu Jun made to the company and Asia Equity Exchange Group Company Ltd. (“AEEGCL”). File as exhibits the agreements evidencing these advances.

Response to Comment 6

We have included the following disclosure

Between August 30, 2015, and March 31, 2016, Mr. Liu Jun, the President of AEEX made cash advances to the Company totaling $20,195 at an interest rate of 4.35% per year. Each advance was for a term of one year. The Agreements evidencing these advances have been filed as Exhibit 10.4 to the current Amendment 2 Form 8-K.

PLEASE SEE PAGE 48 of the Amended 8-K

In connection with the response of Asia Equity Exchange Group, Inc., to a letter dated June 16, 2016, from Jamie Kessel, Staff Accountant of the Securities and Exchange Commission (the “SEC”) to the undersigned Liu Jun, President of Asia Equity Exchange Group, the Registrant hereby acknowledges that

Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, have no further comments on the filing, it does not foreclose the Commission from taking action with regard to the filing;

The action of the Commission or the Staff, acting pursuant to delegated authority, by having no further comments on the filing, does not relieve the Registrant from its full responsibility for the adequacy of the disclosures in the filing; and

The Registrant may not assert Staff comments and the declaration that there are no further comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Jun
Liu Jun, President
Asia Equity Exchange Group, Inc.